FORM  53-901.F

     SECURITIES  ACT

     MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  ACT

ITEM  1.          REPORTING  ISSUER
                  -----------------

     TERRA  NOVA  GOLD  CORP.
1360  -  605  Robson  Street
Vancouver,  BC  V6B  5J3

ITEM  2.          DATE  OF  MATERIAL  CHANGE
                  --------------------------

     August  27,  2003

ITEM  3.          PRESS  RELEASE
                  --------------

News release dated August 27, 2003 was issued in Vancouver, BC and disseminated through Canada Stockwatch and Market News

ITEM  4.          SUMMARY  OF  MATERIAL  CHANGE
                  -----------------------------

The Issuer announces an update on the status of the investment agreement with Ocean Resources Capital Holdings Plc. ("ORCH"). Pursuant to the terms of the investment agreement ORCH issued to the Issuer a total of 5,200,000 units in the capital of ORCH (the "Units") at the deemed price of 0.50 per Unit (each Unit consisting of one share and one warrant); and the Company issued to ORCH a secured loan note (the "Note") in the principal amount of 2,600,000. The Issuer has now sold the 5,200,000 Units and realized net sale proceeds of approximately $2,200,000, as more particularly described below.

ITEM  5.          FULL  DESCRIPTION  OF  MATERIAL  CHANGE
                  ---------------------------------------

The Issuer announces an update on the status of the investment agreement with Ocean Resources Capital Holdings Plc. ("ORCH"). Pursuant to the terms of the investment agreement ORCH issued to the Issuer a total of 5,200,000 units in the capital of ORCH (the "Units") at the deemed price of 0.50 per Unit (each Unit consisting of one share and one warrant); and the Company issued to ORCH a secured loan note (the "Note") in the principal amount of 2,600,000. The Issuer has now sold the 5,200,000 Units and realized net sale proceeds of approximately $2,200,000.

In accordance with the terms of the investment agreement ORCH has converted the entire 2,600,000 principal amount of the Note to common shares of the Company at C$0.60 per share, for 10,825,966 shares (the "Conversion Shares"), calculated on a previously agreed conversion ratio between the British pound and the Canadian dollar of 1 to 2.4983. No interest was due or payable on the Note at that time, and so no interest was converted.

In addition, the Issuer has issued to ORCH share purchase warrants entitling ORCH to acquire up to 2,000,000 common shares of the Issuer at $0.45 per common share for a period of two years.

A finder's fee in the amount of 4% of the net sale proceeds is payable to Wellstar Capital Ltd.

The Issuer will use the proceeds from the sale of the Units on its advanced stage Cape Ray Gold Project, located in southwest Newfoundland, and for general working capital purposes.

ITEM  6.          RELIANCE  ON  SECTION  85(2)  OF  THE  ACT
                  ------------------------------------------

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

     N/A.

ITEM  7.          OMITTED  INFORMATION
                  --------------------

     N/A.

ITEM  8.          SENIOR  OFFICERS
                  ----------------

     DAVID  PATTERSON
Chairman               Telephone:  (604)  684-6535

ITEM  9.          STATEMENT  OF  SENIOR  OFFICER
                  ------------------------------

The  foregoing  accurately  discloses  the  material  change referred to herein.


DATED  at  Vancouver,  British  Columbia,  this  27th  day  of  August,  2003.


TERRA  NOVA  GOLD  CORP.

Per:

"David  Patterson"
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David  Patterson,
Chairman